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                             August 20, 2021

       Isaac H. Sutton
       Chairman and Chief Executive Officer
       Corporate Universe, Inc.
       2093 Philadelphia Pike #8334
       Claymont, DE 19703

                                                        Re: Corporate Universe,
Inc.
                                                            Response letter
dated August 4, 2021
                                                            File No. 000-56271

       Dear Mr. Sutton:

              We have reviewed your August 4, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Unless we note otherwise, our references to prior comments are to comments in our July 20,
       2021 letter.

       Correspondence dated August 4, 2021

       General

   1. We have considered your response to comment 2. It appears that audited financial statements of Carbon
Ion Energy Inc. and Oxicon Limited should have been included within the Form 10
prior to automatic effectiveness. As a result, please revise your Form
                                                        10 to include such
financial statements.
   2. We note your response to comment 3 and the statement that the mask business is
                                                        "inactive and
insolvent." Please revise the Form 10 to reflect the information in your response and to
reconcile your response with the disclosure about Medicevo on pages
                                                        18, 21 and elsewhere.

              You may contact Ameen Hamady at 202-551-3891 or Wilson Lee at 202-551-3468 if you
       have questions regarding comments on the financial statements and related matters. Please
 Isaac H. Sutton
Corporate Universe, Inc.
August 20, 2021
Page 2

contact Ron Alper at 202-551-3329 or Jim Lopez at 202-551-3536 with any other questions.



                                                         Sincerely,
FirstName LastNameIsaac H. Sutton
                                                         Division of
Corporation Finance
Comapany NameCorporate Universe, Inc.
                                                         Office of Real Estate
& Construction
August 20, 2021 Page 2
cc:       Matt Stout
FirstName LastName